ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

June 9, 2020
VIA EDGAR SUBMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 127 to the Trust’s Registration Statement on Form N-1A
ETFMG Bio ETF (the “Fund”)

Dear Mr. Sutcliffe:
This correspondence is in response to comments you provided to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Fund and the Trust’s Post-Effective Amendment No. 127 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on April 24, 2020. For your convenience in reviewing the Trust’s responses, your Comments are included in bold typeface immediately followed by the Trust’s responses.

Comment 1.     Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.
Response:    The Trust has ensured that all missing information has been provided in accordance with Form N-1A.
Comment 2.    Please ensure the name of the Index is used consistently throughout the Amendment and Index methodology. In addition, please confirm the version of the Index the Fund will be using.
Response:    The Trust confirms that the Index’s name is the “Prime Treatments, Testing and Advancements Index”, and the Amendment and Index methodology have been revised to confirm consistent use of the name. The Fund confirms it will be using the total return Index.
Comment 3.    Please provide a completed fee table and expense example for the Fund prior to effectiveness and delete the second sentence of the first paragraph under “Fees and Expenses”.
Response:    The above-referenced sections have been completed as follows:
Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.68%
Distribution and Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.68%
* Based on estimated amounts for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not include the brokerage commissions that investors may pay on their purchases and sales of Fund shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$69	$218
Comment 4.    Please confirm whether the Fund will be subject to a fee waiver or reimbursement arrangement, and if so, add applicable disclosure.
Response:    The Trust confirms that the Fund will not be subject to a fee waiver or reimbursement arrangement.
Comment 5.    Please remove “Acquired Fund Fees and Expenses” from the fee table or disclose that the Fund may invest in other investment companies as part of its principal investment strategy.
Response:    The Trust confirms that “Acquired Fund Fees and Expenses” has been removed from the fee table.
Comment 6.    Please confirm whether the Fund will utilize derivatives to obtain leverage, and if so, add applicable disclosure.

Response:	The Trust confirms that the Adviser does not anticipate using derivatives or other leverage instruments for the Fund.
Comment 7.    The Staff notes that the term “Bio” in the Fund’s name could be misleading given that the Fund invests narrowly in particular bio-related industries and not broadly across the bio sector.
Response:    The Trust notes the Fund’s name has been changed to the “ETFMG Treatments Testing and Advancements ETF”. Additionally, the Fund has adopted a policy pursuant to Rule 35d-1 under the Investment Company Act of 1940 to, under normal circumstances, not invest less than 80% of its net assets, plus the amount of any borrowings for investment purposes, in companies that are “Treatment Companies” or “Testing Companies”. The Fund defines Treatment Companies as companies that (i) have one or more vaccines or treatments for infectious diseases in pre-clinical research, in any phase of U.S. Food and Drug Administration clinical trials, or in a commercial stage and (ii) are classified by the North American Industry Classification System as either “Pharmaceutical and Medicine Manufacturing” or “Research and Development in the Physical, Engineering, and Life Sciences”. The Fund defines Testing Companies as companies that derive more than 50% of their revenue from research, development, manufacturing, and provision of biological tests for patients.
Comment 8.    The Staff notes that certain aspects of the Index methodology do not appear to be rules-based, such as the first component of the identification of a “Vaccine Development and Diagnostics Company”. Please revise the “Principal Investment Strategies—Prime Bio Index” section to confirm that the methodology is rules-based.
Response:    The second paragraph of the above-referenced section has been revised to explain the rules-based methodology. Please see the attached marked copy of the Amendment.
Comment 9.    The Staff notes the Principal Investment Strategy indicates the Fund will concentrate in particular industries. Please provide the industries the Fund will concentrate in. Additionally, please disclose the risks associated with concentrating in particular industries.
Response:    The requested changes have been made.
Comment 10.    In the ETF Risks section, please disclose the risks that the last sale price for a security listed on a market that is closed when the ETF’s listing market is open may not reflect the value of such security during the time the ETF is open, which could lead to differences between the market price of ETF shares and the underlying value of those shares.
Response:    The Fund will not invest in securities that trade in a foreign market as part of its principal investment strategy. Therefore, the Trust respectfully declines to add the suggested risk disclosure.

Comment 11.    In regards to Tracking Error Risk and Securities Lending Risk sections, please include the appropriate management risk focusing on the management decision making aspect.
Response:    The requested change has been made.
Comment 12.    Please confirm whether the Fund will invest in GDRs as part of its principal investment strategy, and if not, remove the reference to GDRs.
Response:    The reference to GDRs has been deleted.
Comment 13.    Please revise the description of the Index to note the reduced market capitalization requirement for securities already included in the Index.
Response:    The requested change has been made.

*	*	*
If you have any questions regarding the foregoing, please contact Kent Barnes of U.S. Bancorp Fund Services, LLC at (414) 765-6511.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust